SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the period ended June 30, 2006

Aurelia Energy N.V.

(Translation of registrant’s name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not Applicable.

Aurelia Energy N.V.
Quarterly Report
For period ended June 30, 2006
Dated August 16,  2006

INTRODUCTION

We prepare this Quarterly Report as an update of our Annual Report, with a focus on the current reporting period. As such, the Quarterly Report should be read in conjunction with the Annual Report, which includes detailed analysis of our operations and activities.

CERTAIN DEFINITIONS

We have prepared this report using a number of conventions, which you should consider when reading the information contained herein. When we use the terms “we”, “us”, “our” and words of similar import or “the Company”, we are referring to Aurelia Energy N.V., itself, or to Aurelia Energy N.V. and its consolidated subsidiaries, as the context requires.

References to “dollars”, “U.S. dollars” and “U.S.$” are to the currency of the United States, references to “euro” and “€” are to the common currency of the member states of the European Union that have adopted the euro as their lawful currency under the legislation of the European Union relating to the Economic and Monetary Union and references to “£” and “sterling” are to the currency of the United Kingdom. In this report, we have translated certain euro amounts into U.S. dollars at exchange rates of €1.00 to U.S.$1.1845 and €1.00 to U.S.$1.27070, which were the noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005 and June 30, 2006, respectively, and we have translated certain sterling amounts into U.S. dollars at exchange rates of £1.00 to U.S.$1.72041 and £1.00 to U.S.$1.83495, which were the noon buying rates in New York City for cable transfers in those foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005 and June 30, 2006, respectively. You should not construe these translations as representations that the euro or sterling amounts actually represent such U.S. dollar amounts or that we could convert these amounts into U.S. dollars at the rates indicated. On August 16, 2006 the applicable noon buying rates were €1.00 to U.S.$1.2864 and £1.00 to U.S.$1.8999.

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of, and which have been made pursuant to, the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “anticipate”, “seek” or similar expressions or the negative thereof, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

•                    the level of oil reserves contained in the oil fields on which we operate our FPSOs and the performance of those fields in general;

•                    levels of capital expenditures by the oil industry on offshore exploration and production activities;

•                    our future capital needs and our ability generally to finance the expansion of our business;

•                    our ability to enter into new service agreements for our FPSOs, upon the termination of their existing service agreements;

•                    the outcome of our discussions with tax authorities with respect to our internal restructuring and our 1997, 1998, 1999 and 2000 tax years;

•                    our ability to manage currency risks;

•                    our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

•                    our ability to obtain, maintain and renew the permits and other governmental authorizations required to conduct our operations;

•                    our liability for violations, known and unknown, under environmental laws;

•                    our ability to complete existing and future projects on schedule and within budget;

•                    our ability to comply with health and safety regulations at our facilities;

•                    our ability to remain competitive and profitable;

•                    the performance of oil companies to whom we contract our FPSOs;

•                    the efficacy of modifications and repairs to our FPSOs;

•                    our ability to compete in a competitive and changing marketplace;

•                    our losses from operational hazards and uninsured risks;

•                    our ability to minimize the downtime of FPSOs during periods of repair, maintenance, inclement weather and turnarounds;

•                    our ability to protect our know-how and intellectual property;

•                    the adverse impact of strikes, lock-outs and other industrial actions;

•                    the possible extensions of our service agreements and certain of our material contracts;

•                    our ability to tie-back additional oil fields that neighbor the oil fields on which our FPSOs operate; and

•                    limitations on our operational flexibility arising under agreements governing our debt.

These forward-looking statements speak only as of the date of this report. We undertake no obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Aurelia Energy N.V.
Unaudited Interim Condensed Consolidated Balance Sheets

	Note	At June 30, 2006	At December 31, 2005
		(unaudited)	(audited)
		(in U.S.$ thousands)
ASSETS
Current assets
Cash and cash equivalents		30,117	43,026
Accounts receivable
Trade, net		41,916	31,529
Related party		104	99
Other receivables		38,402	25,654
Prepaid expenses		5,361	4,027
		85,783	61,309
Inventory
Work in process		10,257	15,174
		126,157	119,509
Non current assets
Financial investment	10	9,500	9,500
Loan		150	150
Fixed assets
Tangible fixed assets, net	2
FPSOs		1,162,646	1,213,532
Other tangible fixed assets		212,437	61,429
Income tax receivable		2,493	2,330
Deferred income taxes	9	112,727	106,783
Financial instruments at fair value	12	3,085	2,125
Debt arrangement fees		18,938	14,327
		1,521,976	1,410,176
		1,648,133	1,529,685

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Aurelia Energy N.V.
Unaudited Interim Condensed Consolidated Balance Sheets (Continued)

	Note	At June 30, 2006	At December 31, 2005
		(unaudited)	(audited)
		(in U.S.$ thousands)
LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable		16,142	18,070
Related party		125	125
Income taxes		641	1,010
Wage taxes and social security contributions		1,345	2,564
Other liabilities and accrued expenses		80,360	85,766
Billings in excess of cost and unrealized income		15,799	11,624
Short-term portion of long-term debt		53,447	52,116
		167,859	171,275
Non current liabilities
Long-term bank loans	3	474,452	356,266
10 1/4% Senior Notes due 2012	4	307,996	306,810
Long-term loan, related party	5	152,135	147,031
Financial instruments at fair value	12	—	17,258
Pensions		1,502	1,381
		936,085	828,746
Minority interest	11	39,133	34,182
Shareholder’s equity
Non-profit sharing 5% non cumulative preference shares, U.S.$1,000 par value, 34,000 shares authorized, issued and outstanding as of June 30, 2006 and December 31, 2005 respectively		34,000	34,000
Common shares, U.S.$1,000 par value, 136,000 shares authorized, issued and outstanding as of June 30, 2006 and December 31, 2005, respectively		136,000	136,000
Retained earnings		352,140	348,207
Accumulated other comprehensive loss	8	(17,084)	(22,725)
		505,056	495,482
		1,648,133	1,529,685

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Aurelia Energy N.V.
Unaudited Interim Condensed Consolidated Statements of Income

		For the six months ended June 30,		For the three months ended June 30,
	Note	2006	2005	2006	2005
		(in U.S.$ thousands except share and per share amounts)
Revenues	6	206,024	195,031	115,876	93,763
Operating expenses
Operations expenses	7	110,410	134,178	66,044	66,069
Selling, general and administrative expenses		6,449	5,940	3,245	3,090
Depreciation of tangible fixed assets		51,993	39,806	26,014	19,910
Other operating income		—	(1,126)	—	(561)
		168,852	178,798	95,303	88,508
Operating income		37,172	16,233	20,573	5,255
Financial income (expense)
Interest income		992	2,080	619	1,091
Interest expense		(40,768)	(25,672)	(22,329)	(13,063)
Currency exchange results		5,494	(9,539)	4,397	(6,963)
		(34,282)	(33,131)	(17,313)	(18,935)
Income/(loss) before income taxes		2,890	(16,898)	3,260	(13,680)
Income taxes	9	(5,994)	(12,901)	423	(7,932)
Income before minority interest		8,884	(3,997)	2,837	(5,748)
Minority interest		4,951	—	2,489	—
Net income/(loss)		3,933	(3,997)	348	(5,748)
Basic and diluted earnings per common share		29	(29)	3	(42)
Weighted average number of common shares outstanding		136,000	136,000	136,000	136,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Aurelia Energy N.V.
Unaudited Interim Condensed Consolidated Cash Flow Statement

	For the six months ended June 30,
	2006	2005
	(in U.S.$ thousands)
Net income/(loss)	3,933	(3,997)
Depreciation of tangible fixed assets	51,993	39,806
Increase in deferred income tax assets	(6,900)	(14,201)
Amortization of debt arrangement fees	1,339	1,365
Amortization of discount on 10 1/4% Senior Notes due 2012	178	178
Amortization benefit from unwinding swap	850	(384)
Accrued interest on long-term loan from related party	5,104	4,932
Change in pension provision	284	117
Interest on restricted deposits	—	2,227
(Gain)/loss on foreign currency forward contracts	(1,652)	4,874
Change in fair value of interest rate swap	6,492	—
Minority interest in income of subsidiaries	4,951	—
Decrease in provision for uncollectible accounts receivable	(70)	(520)
Change in operating assets and liabilities	(32,503)	(55,313)
Net cash provided by (used in) operating activities	33,999	(20,934)
Additions to tangible fixed assets	(142,480)	(2,612)
Proceeds from restricted deposits	—	771
Financial investment	—	(2,400)
Net cash (used in) investing activities	(142,480)	(4,241)
Proceeds from long-term and short-term loans from banks and third parties	334,029	90,499
Debt arrangement fees	(5,950)	—
Payments for unwinding swap transaction	(23,750)	—
Redemption of loans and short term bank liabilities	(214,354)	(82,832)
Net cash provided by financing activities	89,975	7,667
Translation differences	5,597	1,374
Net decrease in available cash and cash equivalents	(12,909)	(16,134)
Cash and cash equivalents at beginning of the period	43,026	41,987
Cash and cash equivalents at end of the period	30,117	25,853
Additional cash flow disclosures:
Interest paid	29,852	19,375
Taxes paid	1,285	1,407

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements
For The Six Months and Three Months Ended June 30, 2006 And 2005

1.                 Accounting Principles

The accompanying unaudited interim condensed consolidated financial statements have been prepared by the Company in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). The information furnished in the unaudited interim condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments which are, in the opinion of management, necessary for fair presentation of such financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these unaudited interim condensed consolidated financial statements be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2005.

Sales and operating results for the six months and the three months ended June 30, 2006 are not necessarily indicative of the results to be expected for the full year.

2.                 Tangible Fixed Assets

During the six months ended June 30, 2006 and the three months ended June 30, 2006, the Company invested U.S.$152.0 million and U.S.$125.3 million, respectively, in tangible fixed assets (as compared to U.S.$2.6 million and U.S.$1.7 million in the six months ended June 30, 2005 and in the three months ended June 30, 2005, respectively). The investment during the six month ended June 30, 2006 consisted primarily of U.S.$130.5 million for payments in relation to the purchase of the Hanne Knutsen, a trading vessel which has been delivered to the Company on June 29, 2006, and U.S.$18.8 million for work performed in connection with the conversion of our existing hull Aoka Mizu into a FPSO. U.S.$1.7 million was also invested for work performed in connection with three stock buoys, U.S.$0.8 million related to equipment on the Glas Dowr and the Uisge Gorm and U.S.$0.2 million for expenditures on certain office equipment. The investment during the three months ended June 30, 2006 consisted primarily of U.S.$116.5 million for payments in relation to the purchase of the Hanne Knutsen and U.S.$7.2 million for work performed in connection with the conversion of our existing hull Aoka Mizu into a FPSO. U.S.$0.8 million was also invested for work performed in connection with three stock buoys and U.S.$0.8 million related to equipment on the Glas Dowr and the Munin.

3.                 Long-Term Bank Loans

On June 29, 2006, the Company refinanced its outstanding debt under the U.S.$600.0 million revolving credit facility with funds drawn under a U.S.$850.0 million syndicated secured reducing revolving credit facility (the “RCF”). The RCF has been used to refinance outstanding amounts under the existing U.S.$600.0 million revolving credit facility, to finance the construction of the FPSO Aoka Mizu, to purchase the Hanne Knutsen, and will be used to upgrade existing FPSOs and for general corporate purposes. The costs incurred in arranging the corporate credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility. The margin, which is currently 0.60%, could increase to a maximum of 0.85% depending on, among other factors, the amount outstanding under the facility. As of June 30, 2006 the interest rate on the corporate credit facility including margin was approximately 5.95%. The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with clients concerning the FPSOs.

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements (Continued)
For The Six Months and Three Months Ended June 30, 2006 And 2005

On July 1, 2005, the Company entered into a U.S.$175.0 million loan agreement to finance the acquisition of a 55% ownership interest in PR Jotun DA. This non-recourse loan will amortize to zero over a period of six and a quarter years. Interest equals 0.60% over LIBOR. The average interest rate during the six months ended June 30, 2006 and the three months ended June 30, 2006, was 5.36% and 5.59% respectively. To limit its interest exposure after July 3, 2006, the Company purchased an interest rate cap which has a strike rate of 4.4%, limiting the maximum interest costs to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan. The costs incurred in arranging this loan agreement have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the loan. The loan is secured with a mortgage over the FPSO Jotun A and an assignment of the bareboat charter contract with the Jotun field partners to the lenders.

On July 1, 2005, PR Jotun DA entered into a U.S.$143.2 million loan agreement with Standard Marine Nordsjo AS (“SMNAS”) to finance the acquisition of the FPSO Jotun A. The loan will amortize to zero over a period of six and a quarter years. Interest equals 5%.

As of June 30, 2006 the consolidated amount of debt borrowed in connection with PR Jotun DA was U.S.$266.1 million. During the six months ended June 30, 2006 and the three months ended June 30, 2006 repayments of the borrowed debt were made of U.S.$25.4 million and U.S.$12.8 million respectively.

4.                 10 1/4% Senior Notes due 2012

In February 2002, the Company issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. The Company used the gross proceeds from the issuance to repay approximately U.S.$248.5 million of indebtedness outstanding under its corporate credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. The Company and each of its direct and indirect subsidiaries (other than Bluewater Finance Limited, Brightfield Corporation (a subsidiary in liquidation with no material assets, liabilities or operations) and PR Jotun DA) have fully and unconditionally guaranteed the 10 1/4% Senior Notes due 2012 on a joint and several basis.

In April 2003, the Company issued an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 100.5% of the aggregate principal amount thereof plus accrued interest from and including February 15, 2003 to but excluding the issue date. The Company used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003 to but excluding the issue date, to repay approximately U.S.$73.4 million of indebtedness outstanding under its corporate credit facility and to pay an estimated U.S.$2.0 million of costs relating to the issuance.

Bluewater Finance Limited is a wholly owned finance subsidiary of the Company and each other subsidiary of the Company is wholly-owned, directly or indirectly, by the Company. The Company has no independent assets or operations. There are no significant restrictions on the ability of the Company or any other guarantor of the 10 1/4% Senior Notes due 2012 to obtain funds from its subsidiaries by dividend or loan. Neither Bluewater Finance Limited nor any of the guarantors of the 10 1/4% Senior Notes due 2012 (other than the Company) are restricted by any third party in their ability to transfer funds within the meaning of Rule 4-08(e)(3) of Regulation S-X. As a result, the guarantees of the 10 1/4% Senior Notes due

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements (Continued)
For The Six Months and Three Months Ended June 30, 2006 And 2005

2012 meet the conditions of Rule 3-10(d) of Regulation S-X. The fair value of the 10 1/4% Senior Notes due 2012 as of June 30, 2006 amounted to U.S.$341.7 million and was based on the quoted market price.

To reduce the interest expense relating to the 10 1/4% Senior Notes due 2012, the Company entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled the Company to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the floating rate amount of interest that would be payable on an equal amount of indebtedness. On May 27, 2003, the Company cancelled the swap transaction. Under the swap, prior to the cancellation, the Company received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin over LIBOR. The Company received U.S.$6.7 million on May 30, 2003, which represented its net gain from the cancellation of the swap transaction. The Company deferred this gain, which will be credited to income over the remaining duration of the 10 1/4% Senior Notes due 2012, and used this payment to repay outstanding indebtedness under its corporate credit facility.

As of July 17, 2003, the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enabled the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, the Company received payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction, the Company would incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. The Company paid U.S.$6.9 million on November 4, 2005 which represented its net cost from the partial cancellation of the swap transaction. The Company has deferred this cost which will be debited to the statement of income over the remaining duration of the 10 1/4% Senior Notes due 2012.

On April 21, 2006, the Company cancelled the remainder of the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principle amount of the 10 1/4% Senior Notes due 2012, which was already partially cancelled for the period from August 15, 2005 to August 15, 2007. The Company paid U.S.$23.8 million on May 3, 2006, which represented its net cost from the cancellation of the swap transaction. The Company has deferred this cost which will be debited to the statement of income over the remaining duration of the 10 1/4% Senior Notes due 2012. The 10 1/4% Senior Notes due 2012 will continue at an interest percentage of 10.25%

The unamortized premium and discount of the 10 1/4% Senior Notes due 2012 amounts to U.S.$(2.0) million as of June 30, 2006. The unamortized deferred gain and loss from the cancellations of the swaps amounts to U.S.$(25.0) million as of June 30, 2006.

5.                 Long-Term Loan, Related Party

The fair value of the long-term loan from the related party Marenco Investments Limited as of June 30, 2006 and December 31, 2005 amounted to U.S.$142.2 million and U.S.$147.2 million,

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements (Continued)
For The Six Months and Three Months Ended June 30, 2006 And 2005

respectively. The fair value as of June 30, 2006 is based on the discounted cash-flow method assuming redemption in five equal annual installments as from June 2012. The terms and conditions of the loan remained unchanged compared to those disclosed in the audited financial statements as of and for the year ended December 31, 2005.

6.                 Segment Information

The segment information by business segment is as follows:

	For the six months ended June 30,		For the three months ended June 30,
	2006	2005	2006	2005
	(in U.S.$ thousands)
FPSO
Revenues	152,568	162,150	77,628	83,056
Segment net income/(loss)	2,868	1,487	(270)	(2,343)
Identifiable assets	1,582,510	1,263,988	1,582,510	1,263,988
Capital expenditures	149,350	1,293	123,758	1,024
Depreciation and amortization	51,966	39,780	26,001	19,898
Interest income and (expense)	(40,132)	(23,608)	(21,924)	(11,984)
Income taxes	(5,358)	(11,666)	423	(7,201)
SPM
Revenues	53,456	32,881	38,248	10,707
Segment net income/(loss)	1,065	(5,484)	618	(3,405)
Identifiable assets	64,847	47,912	64,847	47,912
Capital expenditures	2,728	1,319	1,632	729
Depreciation and amortization	27	26	13	12
Interest income and (expense)	356	16	214	12
Income taxes	(636)	(1,235)	—	(731)
Other
Revenues	—	—	—	—
Segment net income	—	—	—	—
Identifiable assets	776	610	776	610
Capital expenditures	—	—	—	—
Depreciation and amortization	—	—	—	—
Interest income and (expense)	—	—	—	—
Income taxes	—	—	—	—
Consolidated
Revenues	206,024	195,031	115,876	93,763
Segment net income/(loss)	3,933	(3,997)	348	(5,748)
Identifiable assets	1,648,133	1,312,510	1,648,133	1,312,510
Capital expenditures	152,078	2,612	125,390	1,753
Depreciation and amortization	51,993	39,806	26,014	19,910
Interest income and (expense)	(39,776)	(23,592)	(21,710)	(11,972)
Income taxes	(5,994)	(12,901)	423	(7,932)

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements (Continued)
For The Six Months and Three Months Ended June 30, 2006 And 2005

7.                 Operations Expenses

Operations expenses are as follows:

	For the six months ended June 30,		For the three months ended June 30,
	2006	2005	2006	2005
	(in U.S.$ thousands)
SPM contracts	53,283	37,891	38,286	13,855
FPSO contracts	57,127	96,287	27,758	52,214
	110,410	134,178	66,044	66,069

8.                 Other Comprehensive Income

Other comprehensive income is as follows:

	For the six months ended June 30,		For the three months ended June 30,
	2006	2005	2006	2005
	(in U.S.$ thousands)
Increase (decrease) in fair value of cash flow hedges (net of tax of U.S.$1,035, U.S.$(1,197), U.S.$1,035 and U.S$(1,305) respectively)	2,254	(2,793)	(162)	(3,045)
Reclassification adjustments for settled portion of hedge realized in net income (net of tax of U.S.$79, U.S.$241, U.S.$79 and U.S.$289 respectively)	1,651	562	1,836	675
Translation result	1,736	1,271	2,611	252
	5,641	(960)	4,285	(2,118)

9.                 Internal restructuring and tax audit

Effective January 1, 2000, we entered into an internal restructuring process. In connection with this restructuring, the economic interests in most of the assets and liabilities of certain non-Dutch consolidated group companies (the “selling companies”) were sold to Bluewater Holding B.V., while legal title to the assets and liabilities transferred remained with the selling entities. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. The sales of these economic interests resulted in intercompany profits at the level of the selling companies and the creation of a corresponding amount of (amortizable) goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. Although extensive discussions were held with the tax authorities on the internal restructuring, the tax consequences of our internal restructuring became subject to a tax audit and remain subject to further review by the tax authorities.

In 2002 and 2003 the Dutch tax authorities issued tax assessments with respect to certain non-Dutch group members pertaining to the 1997, 1998, 1999 and 2000 tax years, for a total amount of €137.9 million (U.S.$175.2 million), based on the position that these group companies, prior to and at the time of the restructuring, were residents of the Netherlands for Dutch tax purposes or had a taxable presence in the Netherlands. We filed a letter of objection to these assessments and engaged in further discussions with the Dutch tax authorities, in response to which these assessments have been reduced to zero.

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements (Continued)
For The Six Months and Three Months Ended June 30, 2006 And 2005

The Dutch tax authorities also issued assessments with respect to one of the Dutch group companies in respect of the years 1998 and 1999 based on their assertion that certain transfer pricing adjustments were required. These assessments claimed additional tax payments were required in an aggregate amount of €23.3 million (U.S.$29.6 million). Based upon a letter of objection against these assessments and subsequent discussions on this issue, the tax authorities have issued decisions in February and March 2006 to eliminate these additional tax assessment amounts, thereby reducing the assessments to the amounts that are equal to amounts originally shown in the tax returns as filed.

Prior to and after the restructuring that took place in 2000 we have also had extensive discussions with the Dutch tax authorities concerning the amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. pursuant to the restructuring transactions, and the amount of goodwill carried at one of the non-Dutch group companies at the date it was redomiciled to the Netherlands as part of the same restructuring. In 2005 we received tax assessments for these two companies for the tax year 2000 based on the tax authorities’ view that no goodwill should be attributed to these companies and that, accordingly, the amount of intercompany debt and interest expense at the level of Bluewater Holding B.V. should be reduced. We have filed letters of objection against these assessments and had subsequent discussions with the Dutch tax authorities. In February 2006, we received decision letters from the Dutch tax authorities accepting some goodwill at the level of the redomiciled non-Dutch group company but no goodwill at the level of Bluewater Holding B.V., and at the same time reducing its intercompany debt and related interest expense by a corresponding amount. We continue to vigorously contest the imposition of any additional taxes and have started legal proceedings to have the assessments reviewed. Such judicial review in the Netherlands may take a considerable period of time. As is permitted under Dutch law and regulations, we intend to withhold payment of amounts in respect of contested tax assessments pending final resolution of the issue.

As of 1 January 2004 Dutch tax law contains so-called thin-capitalization or ‘thin cap’ rules that may operate to restrict the deductibility of interest on intercompany debt (including external debt that is guaranteed by an affiliated company). In order, among other things, to defer applicability of the Dutch thin cap rules until December 31, 2004 and periods thereafter, the fiscal years of all Bluewater’s Dutch group companies were changed, although no assurance can be given that this measure will be effective to preclude applicability of the thin cap rules to such companies in respect of periods prior to December 31, 2004. As the disallowed portion of the interest deduction depends significantly on the debt-equity ratio of the relevant entity at the beginning and the end of any financial year, it is clear that the outcome of the dispute with the Dutch tax authorities concerning the relevant goodwill amount (and the annual amortization amount resulting therefrom) and the corresponding intercompany debt amount will have a significant impact on the effect of the thin cap rules on Bluewater Holding B.V.

The outcome of these discussions and judicial proceedings, which may take a considerable period of time, could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest that we may deduct for tax purposes in future periods. In addition, the outcome of our dispute with respect to thin cap rules may limit the amount of deductible interest for the tax year 2004 and subsequent periods. Based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, however, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$724.0 million of interest bearing inter-company debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements (Continued)
For The Six Months and Three Months Ended June 30, 2006 And 2005

carried forward for Dutch income tax purposes, subject to the potential application of the thin cap rules as of 2004. Notwithstanding our current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in the anticipated legal proceedings, as well as the outcome of such proceedings. In addition, in December 2001, U.S.$379.5 million of the inter-company indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods, at the same time increasing the equity amount for application of the thin cap rules as of 2004. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions and the pending proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

10.          Financial Investment

On May 26, 2004, Bluewater International B.V. entered into an agreement with Emerald Energy Resources Ltd. (“Emerald”), a Nigerian indigenous oil company, for the acquisition of shares of Emerald at a total price of U.S.$3.0 million. On November 25, 2004, Bluewater International B.V. obtained additional ordinary shares of Emerald at a total price of U.S.$4.5 million. On April 27, 2005, Bluewater International B.V. obtained additional shares of Emerald at a total price of U.S.$2.0 million. The total investment in Emerald represents approximately 9.6% of its authorized and outstanding capital and is stated at historical cost. The Company has an option to acquire an additional amount of 800,000 ordinary shares.

On March 17, 2006, Bluewater Oil and Gas Investments Ltd. (“BOGI”) issued a letter of credit on behalf of Bluewater International B.V, in the amount of U.S.$13.5 million to be used for the acquisition by its parent Bluewater International B.V. of an 11.1% ownership interest in Amni Oil and Gas Ltd., a Nigerian company which holds a 27% working interest in a Nigerian Oil producing block OPL229. The acquisition of the 11.1% ownership interest in Amni Oil and Gas Ltd. was effectuated on August 1, 2006 and ownership of 11.1% in Amni Oil and Gas Ltd. was transferred to Bluewater International B.V.

11.          Minority Interest

Minority interests in consolidated companies represent the third-party shareholding of 45% by SMNAS in the underlying net assets of PR Jotun DA.

12.          Financial Instruments

The Company uses in the normal course of business various types of financial instruments. Financial instruments include those recognized in the balance sheet (on-balance sheet) and off-balance sheet financial instruments.

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from listed market prices, price quotations from banks or from pricing models.

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements (Continued)
For The Six Months and Three Months Ended June 30, 2006 And 2005

The Company has procedures and policies in place to control risks related to financial instruments. These policies and procedures include a clear segregation of duties between operating, settling, accounting and controlling of all financial instruments used. The diversification of the Company’s activities limits exposure to concentrations of credit or market risk. The Company’s management is involved in the risk management process.

The Company attempts to minimize the counterparty credit risk associated with the financial instruments used by selecting counterparties that it believes to be creditworthy.

(a)          On-balance sheet instruments

Financial instruments in the balance sheet substantially include accounts receivable trade, cash, deposits, long-term loans, short-term loans and accounts payable trade. The fair value of these financial instruments approximates their carrying value, unless indicated otherwise.

(b)           Interest Rate Swaps

The Company has entered into interest rate swap agreements to mitigate interest rate risks on specific external debt. Interest rate swap agreements which convert floating interest rate exposures into fixed interest rate were designated as cash flow hedges. The cash flow hedge contract outstanding at December 31, 2005 was a fixed interest rate payable of 3.46% and a U.S.$ denominated floating interest rate receivable which matured in January 2006. Its fair value amounted to an asset of U.S.$11 thousand. A corresponding amount was recorded as a positive component of accumulated other comprehensive income at December 31, 2005 which was reclassified as a benefit to income as interest was paid on the underlying debt. The fair value of the interest rate swap is based on quoted market prices.

In connection with its cash flow hedging activities, on January 1, 2001 the Company recorded a net transitional loss of U.S.$2.5 million in other comprehensive income on adoption of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). There was no significant ineffectiveness relating to designated cash flow hedges during 2006 and 2005, and no component of the derivative instruments’ gain or loss was excluded from the assessment of hedge effectiveness. On July 17, 2003 the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enabled the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, which was designated and accounted for as a fair value hedge, the Company received payments that are calculated at a fixed rate of 10 1/4% and made interest payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. On February 15, 2005 the margin was changed to 6.44%. The Company recorded a loss of U.S.$24.0 million on the balance sheet on December 31, 2005, being the fair value of the fixed-to-floating interest rate swap transaction.

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction the Company would incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. The Company paid U.S.$6.9 million on November 4, 2005 which represented its net cost from the partial cancellation of the swap transaction. The Company has deferred

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements (Continued)
For The Six Months and Three Months Ended June 30, 2006 And 2005

this cost and will debit it to the statement of income over the remaining duration of the 10 1/4% Senior Notes due 2012. The Company has recorded the fair value of the partially cancelled swap amounting to U.S.$6.7 million under financial instruments and recognized a corresponding gain under interest expense on December 31, 2005.

On April 21, 2006, the Company cancelled the remainder of the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principle amount of the 10 1/4% Senior Notes due 2012, which had already been partially cancelled for the period from August 15, 2005 to August 15, 2007. The Company paid U.S.$23.8 million on May 3, 2006, which represented its net cost from the cancellation of the swap transaction. The Company has deferred this cost which will be debited to the statement of income over the remaining duration of the 10 1/4% Senior Notes due 2012 on a straightline basis. The Company transferred the fair value of the partially cancelled swap as at the cancellation date to the income statement and recorded a corresponding loss amounting to U.S.$6.7 million. The 10 1/4% Senior Notes due 2012 will continue at an interest percentage of 10.25%.

To limit the interest exposure after July 3, 2006 on the long-term bank loan entered into on July 1, 2005 for financing of the acquisition of the 55% ownership in PR Jotun DA, the Company purchased an interest rate cap. This interest rate cap has a strike rate of 4.4%, limiting the maximum interest costs including margin to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan. The Company has recorded the increase of the fair value of the interest rate cap amounting to U.S.$3.1 million under financial instruments and the corresponding amount in other comprehensive income.

For designated derivative financial instruments that qualify as fair value hedges, changes in the fair value of the financial instrument and the change in the fair value of the hedged component offset each other in the income statement. The net result of the interest rate swap is recognized in the income statement.

13.          Reclassification of prior year cash flow statement

In our consolidated cash flow statement for the six months ended June 30, 2006, we changed the classification of changes in restricted cash balances to present such changes as an investing activity. We previously presented such changes as a financing activity. In the accompanying consolidated cash flow statement for the six months ended June 30, 2005, we reclassified changes in restricted cash balances to be consistent with our 2006 presentation which resulted in a U.S.$0.8 million increase to investing cash flows and a corresponding decrease to financing cash flows from the amounts previously reported.

14.        Subsequent event

On August 10, 2006 and August 11, 2006 the Company purchased interest rate caps to limit the interest exposure on U.S.$300 million of the total outstanding amount under the corporate credit facility. These interest rate caps have a strike rate of 6.5%, limiting the maximum interest costs to 6.5% excluding margin. The interest rate caps have a fixed notional amount of U.S.$200.0 million, U.S.$50.0 million and U.S.$50.0 million and are aligned with the maturity of the refinanced corporate facility. The interest rate caps will be treated as cash flow hedges and changes in the fair value will be recorded in other comprehensive income.

UNAUDITED OTHER FINANCIAL DATA AND RATIOS

	For the six months ended June 30,				For the three months ended June 30,
	2006		2005		2006		2005
	(in U.S.$ thousands, except ratios)
EBITDA(1)
FPSO business	89,960		61,940		47,113		28,777
SPM business	(795)		(5,901)		(526)		(3,612)
Total	89,165		56,039		46,587		25,165
Capital expenditures, net(2)	152,078		2,612		125,390		1,753
Cash interest paid(3)	29,852		19,375		15,474		9,901
Ratio of EBITDA to cash interest paid	2.99	x	2.89	x	3.01	x	2.54	x
Ratio of earnings to fixed charges(4)	1.05	x	0.44	x	1.13	x	0.07	x

Notes:

(1)       “EBITDA” is defined as operating income (loss) plus depreciation and amortization. This definition deviates from other definitions of EBITDA used by some other companies, as it excludes interest income and currency exchange results. We believe this definition is more appropriate since it provides investors with a helpful measure for comparing our operating performance with that of other companies in our industry. EBITDA is presented as additional information because we believe that it is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. We also believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP. The following table presents a reconciliation of our EBITDA to net income and net cash provided by operating activities for the periods indicated.

	For the six months ended June 30,		For the three months ended June 30,
	2006	2005	2006	2005
	(in U.S.$ thousands)
EBITDA	89,165	56,039	46,587	25,165
Depreciation of tangible fixed assets and amortization of intangible assets	(51,993)	(39,806)	(26,014)	(19,910)
Financial income and expense	(34,282)	(33,131)	(17,313)	(18,935)
Income taxes	5,994	12,901	(423)	7,932
Minority interest	(4,951)	—	(2,489)	—
Net income/(loss)	3,933	(3,997)	348	(5,748)
Adjustments to reconcile net income to cash provided	62,569	38,394	37,224	20,405
Changes in operating assets and liabilities, net of effect of acquisitions	(32,503)	(55,616)	2,820	(19,475)
Net cash provided by (used in) operating activities	33,999	(21,219)	40,392	(4,818)

(2)       “Capital expenditures, net” represents additions to fixed assets less disposals of fixed assets.

(3)       “Cash interest paid” is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated Marenco loan, less amortization of debt arrangement fees and less the ineffective portion of hedges recognized in earnings and is disclosed as an additional cash flow disclosure in the unaudited interim condensed consolidated cash flow statement.

(4)       “Earnings” is the amount of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income to equity investees, plus the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, less preference security dividend requirements of consolidated subsidiaries, less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” means the sum of the following: (a) interest expensed or capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries. The term “preference security dividend” is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities, computed as the amount of the dividend divided by one minus the effective income tax rate applicable to continuing operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report. Our audited consolidated financial statements and unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described under “Forward-Looking Statements” and elsewhere in this report, as well as in our annual report for the year ended December 31, 2005.

Overview

We are Aurelia Energy N.V., a holding company with no independent operations, and its subsidiaries, a group of companies that comprise a specialized service provider to and operator in the offshore oil industry. We operate under the name “Bluewater” and are a leader in the design, development, ownership and operation of Floating Production Storage and Offloading units (“FPSOs’’), which we operate for oil companies under medium- and long-term service agreements, and the design, development, project management and delivery of Single Point Mooring (“SPM’’) systems.

Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements and bareboat agreements with oil companies. It should be noted that we use the terms bareboat agreement, bareboat charter and charter agreement interchangeably. This type of agreement involves the provision of a FPSO whereby the charterer is responsible for the operations. Under a service agreements, on the other hand, we provide and operate the vessel. Our service agreements and bareboat agreements qualify as “operating leases” under U.S. GAAP and are presented as such in our consolidated financial statements. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and, in the case of service agreements, an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. Our FPSO fleet currently consists of six high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim, the Munin and a 55% ownership interest in Jotun A) that have been contracted to oil companies under service agreements and bareboat agreements and one FPSO hull (the Aoka Mizu). On March 31, 2006 we entered into a service agreement for which the Aoka Mizu will be converted into an FPSO. In the six months ended June 30, 2006 and in the three months ended June 30, 2006 our FPSO business generated 74.1% and 67.0%, respectively, of our revenues, 72.9% and (77.6)%, respectively, of our net income and 100.9% and 101.1%, respectively, of our EBITDA.

Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of eight SPM systems since 1999 and more than 50 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In the six months ended June 30, 2006 and in the three months ended June 30, 2006, our SPM business generated 25.9% and 33.0%, respectively, of our revenues, 27.1% and 177.6%, respectively, of our net income, and (0.9)% and (1.1)%, respectively, of our EBITDA.

While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors.

In the six months ended June 30, 2006 and in the three months ended June 30, 2006, we had revenues of U.S.$206.0 million and U.S.$115.9 million, respectively, operating income of U.S.$37.2 million and U.S.$20.6 million, respectively, net income of U.S.$3.9 million and U.S.$0.3 million, respectively, and EBITDA of U.S.$89.2 million and U.S.$46.6 million, respectively.

Refinanced Corporate Facility

On June 29, 2006, the Company refinanced its outstanding debt under the U.S.$600.0 million revolving credit facility with funds drawn under a U.S.$850.0 million syndicated secured reducing revolving credit facility (the “RCF”). The RCF has been used to refinance outstanding amounts under the existing U.S.$600.0 million revolving credit facility, to finance the construction of the FPSO Aoka Mizu, to purchase the Hanne Knutsen, and will be used to upgrade existing FPSOs and for general corporate purposes. The costs incurred in arranging the corporate credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility. The margin, which is currently 0.60%, could increase to a maximum of 0.85% depending on, among other factors, the amount outstanding under the facility. As of June 30, 2006 the interest rate on the corporate credit facility including margin was approximately 5.95%. The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with clients concerning the FPSOs.

Conversion of the Aoka Mizu

On March 31, 2006 we entered into a service agreement with Nexen Petroleum U.K. Ltd. with respect to the provision and operation of a FPSO for production on the Ettrick field on the UK continental shelf. For this project our existing hull Aoka Mizu will be converted into a FPSO. Under the agreement with Nexen Petroleum U.K. Ltd., we will receive a fixed daily hire rate of U.S.$112,500 per day plus a production tariff per barrel of oil produced. Nexen has agreed to pay us a minimum tariff based on 27 million barrels of oil produced during the five year contract term. Nexen will reimburse all operating costs in addition to a profit mark-up.

Purchase of the Hanne Knutsen

On February 9, 2006, the Company entered into an agreement to purchase the shuttle tanker MT “Hanne Knutsen” for the amount of U.S.$129.5 million. The vessel was built in Spain at Astilleros de Sestau and was delivered to Knutsen OAS in 2000. It has been designed as a typical North Sea tanker and has since been trading in the Baltic ice regions as well as providing services as a shuttle tanker. The “Hanne Knutsen” was specifically chosen for its overall design qualities and its suitability for future FPSO conversion projects. Delivery and payment of the shuttle tanker occurred on June 29, 2006. Thereafter, the Company has agreed to bareboat charter the vessel back to the previous owner for a period of six to nine months until the vessel is used for a new FPSO project.

Redeployment of the Munin

The contract with Conoco Philips regarding the Munin’s engagement and production on the Xijiang field ended in March 2005. After decommissioning at Xijiang, the Munin sailed under its own power from Hong Kong to the Lufeng field in June 2005 for reconnection to the subsea buoy and mooring system. On June 9, 2005 the Munin restarted producing oil from the Lufeng field.

Purchase of FPSO Jotun A

On June 30, 2005 Bluewater (Dyphavet) B.V., a subsidiary of the Company, and SMNAS, an affiliate of Exxon Mobil Corporation, formed a partnership (PR Jotun DA), which purchased FPSO Jotun A from Norwegian Jotun field partners Exxon Mobil Exploration and Production Norway AS, Enterprise Oil Norge AS Lundin Norway AS and Petoro AS. The Company holds a 55% ownership interest in the FPSO, with SMNAS holding the remaining 45%.

After its acquisition the FPSO has been leased back under a bareboat charter to the Jotun field partners for a minimum term of five years, with an option to extend up to 15 years. On termination of the lease contract, SMNAS has both a call and a put option to either purchase the Company’s share in the partnership or to sell its own share in the partnership to the Company at a predetermined price. The bareboat charter is expected to continue for the remaining life of the Jotun field. ExxonMobil will continue to operate the FPSO.

In accordance with the provisions of FIN 46R, the Company fully consolidates PR Jotun DA and records a 45% minority interest. As of June 30, 2006 the consolidated amount of debt borrowed in connection with PR Jotun DA was U.S.$266.1 million.

Interest Expense

To limit interest exposure after July 3, 2006 on the long-term bank loan entered into on July 1, 2005 for financing of the acquisition of the 55% ownership interest in PR Jotun DA, the Company purchased an interest rate cap on June 27, 2005. This interest rate cap has a strike rate of 4.4%, limiting the maximum interest costs to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan.

Critical Accounting Policies and Estimates

Tax Lease Benefits Liability

On November 3, 2005, all tax lease structures that were in effect for FPSO Uisge Gorm, FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim were terminated. As a result of the termination, the Company regained full legal ownership of the FPSO Uisge Gorm, the FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim. In addition, the tax lease benefits liability has been released to other operating income and restricted deposits were discharged and proceeds were used for repayment of the corporate credit facility.

Results of Operations

	For the six months ended June 30,			For the three months ended June 30,
	2005	2006	Change 2005-2006	2005	2006	Change 2005-2006
	(in U.S.$ thousands)		(%)	(in U.S.$ thousands)		(%)
Revenues
FPSO business	162,150	152,568	(5.9)	83,056	77,628	(6.5)
SPM business	32,881	53,456	62.6	10,707	38,248	257.2
Total	195,031	206,024	5.6	93,763	115,876	23.6
Operating expenses
Operations expenses
FPSO business	96,287	57,127	(40.7)	52,214	27,758	(46.8)
SPM business	37,891	53,283	40.6	13,855	38,286	176.3
Total	134,178	110,410	(17.7)	66,069	66,044	(0.0)
Selling, general and administrative expenses	5,940	6,449	8.6	3,090	3,245	5.0
Other operating income	(1,126)	—	(100.0)	(561)	—	(100.0)
Depreciation of tangible fixed assets and amortization of intangible assets	39,806	51,993	30.6	19,910	26,014	30.7
Total operating expenses	178,798	168,852	(5.6)	88,508	95,303	7.7
Operating income
FPSO business	22,160	37,994	71.5	8,880	21,112	137.7
SPM business	(5,927)	(822)	(86.1)	(3,625)	(539)	(85.1)
Total	16,233	37,172	129.0	5,255	20,573	291.5
Financial income and expense
Interest income	2,080	992	(52.3)	1,091	619	(43.3)
Interest expense	(25,672)	(40,768)	58.8	(13,063)	(22,329)	70.9
Currency exchange results	(9,539)	5,494	157.6	(6,963)	4,397	163.1
Total	(33,131)	(34,282)	(3.5)	(18,935)	(17,313)	8.6
Income/(loss) before taxes	(16,898)	2,890	117.1	(13,680)	3,260	123.8
Income taxes	(12,901)	(5,994)	(53.5)	(7,932)	423	(105.3)
Net income before minority interest	(3,997)	8,884	322.3	(5,748)	2,837	149.4
Minority interest	—	4,951	100.0	—	2,489	100.0
Net income/(loss)	(3,997)	3,933	198.4	(5,748)	348	106.1
EBITDA(1)
FPSO business	61,940	89,960	45.2	28,777	47,113	63.7
SPM business	(5,901)	(795)	86.5	(3,612)	(526)	85.5
Total	56,039	89,165	59.1	25,165	46,587	85.1

Note:

(1)       A reconciliation of EBITDA to net income (loss) and net cash provided by operating activities is included under “Unaudited Other Financial Data and Ratios”.

Six Months Ended June 30, 2006 Compared with Six Months Ended June 30, 2005

Revenues

Revenues were U.S.$206.0 million during the six months ended June 30, 2006, up 5.6% from U.S.$195.0 million in the six months ended June 30, 2005. Revenues from our FPSO business were U.S.$152.6 million in the six months ended June 30, 2006, down 5.9% from U.S.$ 162.2 million in the six months ended June 30, 2005. Revenues from our SPM business were U.S.$53.5 million in the six months ended June 30, 2006, up 62.6% from U.S.$32.9 million in the six months ended June 30, 2005.

Revenues from our FPSO business decreased by U.S.$9.6 million in the six months ended June 30, 2006 due to a number of factors. The payments received in relation to the reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim decreased by U.S.$21.1 million in the six months ended June 30, 2006 compared with the six months ended June 30, 2005 because we are currently in the close out phase of the project. In the six months ended June 30, 2006, the payments in relation to the operations for the Bleo Holm decreased by U.S.$14.7 million because Talisman, in its role as operator of the Ross Field, has taken over the role of duty holder and is responsible for all of the operations onshore and offshore, including resourcing. As a result, the Company no longer receives the operational income. The revenues in relation to the Munin in the six months ended June 30, 2006 were U.S.$4.0 million lower compared to the six months ended June 30, 2005, as a result of high revenues in the six months ended June 30, 2005 due to the redeployment of the Munin to the Xijiang Field as compared to the current deployment in the Lufeng II Field. The revenues in relation to the Uisge Gorm decreased by U.S.$3.7 million in the six months ended June 30, 2006 due to lower tariff income in the six months ended June 30, 2006 compared with the six months ended June 30, 2005 as a result of lower production. On January 1, 2005 we extended the Uisge Gorm contract for three years. Under the extended contract the Company receives an operational fee in GBP on a reimbursable basis and a U.S.$ tariff per barrel produced. This total decrease of U.S.$43.5 million in revenues was partially offset by an increase in revenues of U.S.$33.9 million. U.S.$30.4 million was attributable to revenues in relation to FPSO Jotun A, which was acquired on July 1, 2005, and U.S.$3.5 million was attributable to higher shuttle tanker revenues and higher bunker charges for the Glas Dowr in the six months ended June 30, 2006.

Revenues from our SPM business increased by U.S.$20.6 million in the six months ended June 30, 2006. U.S.$11.0 million of this increase was attributable to the reimbursement by Nexen of additional costs on the Aoka Mizu project caused by delays during contract negotiations. These costs and the reimbursement of such costs were excluded from other tangible fixed assets and recorded in the income statement. U.S.$9.6 million of this increase is due to a higher level of SPM activities in the six months ended June 30, 2006, compared with the six months ended June 30, 2005. This was mainly due to SPM delivery contracts for the development of buoy mooring systems and turret mooring systems which were awarded late 2005 and early 2006, and which are now generating revenues.

Operations Expenses

Operations expenses were U.S.$110.4 million in the six months ended June 30, 2006, down 17.7% from U.S.$134.2 million in the six months ended June 30, 2005. In our FPSO business, our operations expenses were U.S.$57.1 million in the six months ended June 30, 2006, down 40.7% from U.S.$96.3 million in the six months ended June 30, 2005. In our SPM business, operations expenses amounted to U.S.$53.3 million in the six months ended June 30, 2006, up 40.6% from U.S.$37.9 million in the six months ended June 30, 2005.

Operations expenses of our FPSO business decreased by U.S.$39.2 million in the six months ended June 30, 2006. U.S.$21.1 million of the decrease in the operations expenses of our FPSO business during the six months ended June 30, 2006 was attributable to a decrease of expenses incurred in connection with the installation and completion of a new water injection facility on the Haewene Brim in 2005. In addition, effective November 30, 2005, Talisman took over the role as operator of the Ross Field for the Bleo Holm resulting in a decrease of U.S.$16.0 million in operations expenses. The operations expenses for the Munin also decreased by U.S.$2.1 million in the six months ended June 30, 2006 as a result of Lufeng II Field costs being lower than the Xijiang Field costs.

Operations expenses of our SPM business increased by U.S.$15.4 million during the six months ended June 30, 2006. U.S.$11.0 million of the increase was attributable to additional costs on the Aoka Mizu project caused by delays during contract negotiations. These costs and the reimbursement of such costs were excluded from work in progress and recorded in the income statement. U.S.$4.4 million of the increase was due to a higher level of SPM activities in the six months ended June 30, 2006, compared with the six months ended June 30, 2005. The higher level of SPM activities was mainly due to SPM delivery contracts for the development of buoy mooring systems and turret mooring systems which were awarded late 2005 and early 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to U.S.$6.4 million in the six months ended June 30, 2006 up 8.6% from U.S.$5.9 million in the six months ended June 30, 2005. The increase of U.S.$0.5 million was due to an increase of U.S.$0.3 million in the cost of administrative supporting personnel, and an increase in office construction costs of U.S.$0.2 million, related to office capacity for staff involved in the conversion of the Aoka Mizu into a FPSO.

Depreciation of Tangible Fixed Assets

Charges for depreciation of tangible fixed assets amounted to U.S.$52.0 million in the six months ended June 30, 2006, up 30.6% from U.S.$39.8 million in the six months ended June 30, 2005. The increase of U.S.$12.2 million in charges resulted primarily from a U.S.$12.1 million increase in depreciation charges that we recorded in respect of FPSO Jotun A which was acquired on July 1, 2005. In addition, the depreciation charges of FPSO Uisge Gorm increased by U.S.$0.1 million as a result of the purchase of new equipment on the Uisge Gorm.

Operating Expenses

Due to the foregoing factors, total operating expenses were U.S.$168.9 million in the six months ended June 30, 2006, down 5.6% from U.S.$178.8 million in the six months ended June 30, 2005.

Operating Income

Due to the foregoing factors, operating income amounted to U.S.$37.2 million in the six months ended June 30, 2006, up 129.0% from U.S.$16.2 million in the six months ended June 30, 2005. Our operating margin increased to 18.0% of our revenues in the six months ended June 30, 2005, compared to 8.3% of our revenues in the six months ended June 30, 2005.

Financial Income and Expense

Net financial expense amounted to U.S.$34.3 million in the six months ended June 30, 2006, up 3.5% from U.S.$33.1 million in the six months ended June 30, 2005.

Our interest expense increased by U.S.$15.1 million, from U.S.$25.7 million in the six months ended June 30, 2005 to U.S.$40.8 million in the six months ended June 30, 2006. U.S.$7.2 million of this increase was attributable to the financing of the purchase of FPSO Jotun A. U.S.$6.7 million of this increase was attributable to the write off of the fair value of the partially cancelled bond swap and U.S.$1.2 million was attributable to the increase in our debt from U.S.$552.8 million in the six months ended 2005 to

U.S.$782.4 million in the six months ended 2006 as a result of the financing of the purchase of FPSO Jotun A and the purchase of the Hanne Knutsen.

Interest income was U.S.$1.0 million in the six months ended June 30, 2006, down 52.3% from U.S.$2.1 million in the six months ended June 30, 2005, due to the release of previously restricted deposits as a result of the cancellation of the tax leases in November 2005.

Currency exchange resulted in a gain of U.S.$5.5 million in the six months ended June 30, 2006, compared with a loss of U.S.$9.5 million in the six months ended June 30, 2005. U.S.$7.1 million of this increase was attributable to our sterling and euro foreign currency exchange contracts. In the six months ended June 30, 2006, we recognized a U.S.$1.3 million loss on these foreign currency exchange contracts compared to an U.S.$8.4 million loss in the six months ended June 30, 2005. U.S.$7.9 million of this increase was attributable to revaluation of the individual movements of the sterling and euro exchange rates. The movement of the U.S. dollar and the euro exchange rates from €/U.S.$1.3655 in 2004 to €/U.S.$1.2066 in the six months ended June 30, 2005 and from £/U.S.$1.9388 in 2004 to £/U.S.$1.79234 in the six months ended June 30, 2005 resulted in a loss in the six months ended June 30, 2005. This compared to a movement of €/U.S.$ from €/U.S.$1.1845 in 2005 to €/U.S.$1.27070 in the six months ended June 30, 2006 and from £/U.S.$1.72041 in 2005 to £/U.S.$1.83495 in the six months ended June 30, 2006, which resulted in a gain in the six months ended June 30, 2006.

Income before Taxes

Due to the foregoing factors, income before taxes was U.S.$2.9 million in the six months ended June 30, 2006, up 117.1% from a loss before taxes of U.S.$16.9 million in the six months ended June 30, 2005. As a percentage of revenues, our income/(loss) before taxes increased from (8.7)% in the six months ended June 30, 2005 to 1.4% in the six months ended June 30, 2006.

Income Taxes and Net Income

We recorded U.S.$6.0 million of income tax credits in the six months ended June 30, 2006, down 53.5% from U.S.$12.9 million in the six months ended June 30, 2005. These income tax credits consisted of current tax charges of U.S.$0.9 million in the six months ended June 30, 2006, down 30.3% from U.S.$1.3 million in the six months ended June 30, 2005, and deferred tax credits of U.S.$6.9 million in the six months ended June 30, 2006, down 51.4% from U.S.$14.2 million in the six months ended June 30, 2005. The deferred tax credits were due to the increase of tax loss carry-forwards caused by our internal restructuring. The amount of tax credits that we can deduct depends on, among other things, our aggregate losses and the applicable tax rate. Because of anticipated changes in legislation, which would effect both the corporate tax rate and the tax loss carry forward period, the Company has decided not to further increase the existing deferred tax asset during the three months ended June 30, 2006. After taking into account income tax credits, net income amounted to U.S.$3.9 million in the six months ended June 30, 2006, up 198.4% from a net loss of U.S.$4.0 million in the six months ended June 30, 2005.

Three Months Ended June 30, 2006 Compared with Three Months Ended June 30, 2005

Revenues

Revenues were U.S.$115.9 million during the three months ended June 30, 2006, up 23.6% from U.S.$93.8 million in the three months ended June 30, 2005. Revenues from our FPSO business were U.S.$77.6 million in the three months ended June 30, 2006, down 6.5% from U.S.$83.1 million in the three months ended June 30, 2005. Revenues from our SPM business were U.S.$38.2 million in the three months ended June 30, 2006, up 257.2% from U.S.$10.7 million in the three months ended June 30, 2005.

Revenues from our FPSO business decreased by U.S.$5.5 million in the three months ended June 30, 2006 due to a number of factors. The payments received in relation to the reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim decreased by U.S.$14.7 million in the three months ended June 30, 2006 compared with the three months ended June 30, 2005 because we are currently in the close out phase of the project. In the three months ended June 30, 2006, the payments in relation to the operations for the Bleo Holm decreased by U.S.$7.0 million because Talisman, in its role as operator of the Ross Field, has taken over the role of duty holder and is responsible for all of the operations onshore and offshore, including resourcing. As a result, the Company no longer receives the operational income. The revenues in relation to the Munin in the three months ended June 30, 2006 were U.S.$0.5 million lower compared to the three months ended June 30, 2005, as a result of high revenues in the three months ended June 30, 2005 due to the redeployment of the Munin to the Xijiang Field as compared to the current deployment in the Lufeng II Field. The revenues in relation to the Uisge Gorm decreased by U.S.$0.9 million in the three months ended June 30, 2006 due to lower tariff income in the three months ended June 30, 2006 compared with the three months ended June 30, 2005 as a result of lower production. On January 1, 2005 we extended the Uisge Gorm contract for three years. Under the extended contract the Company receives an operational fee in GBP on a reimbursable basis and a U.S.$ tariff per barrel produced. This total decrease of U.S.$23.1 million in revenues was partially offset by an increase in revenues of U.S.$17.5 million. U.S.$15.3 million of this increase was attributable to revenues in relation to FPSO Jotun A which we acquired on July 1, 2005 and U.S.$2.2 million was attributable to increased revenues as a result of increased shuttle tanker revenues and Glas Dowr bunker charges in the three months ended June 30, 2006.

Revenues from our SPM business increased by U.S.$27.5 million in the three months ended June 30, 2006. U.S.$11.0 million of this increase was attributable to the reimbursement by Nexen of additional costs on the Aoka Mizu project caused by delays during contract negotiations. These costs and the reimbursement of such costs were excluded from other tangible fixed assets and recorded in the income statement. U.S.$16.5 million of this increase is due to a higher level of SPM activities in the three months ended June 30, 2006, compared with the three months ended June 30, 2005. This was mainly due to SPM delivery contracts for the development of buoy mooring systems and turret mooring systems which were awarded late 2005 and early 2006, starting to generate revenues in the three months ending June 30, 2006.

Operations Expenses

Operations expenses stayed stable at U.S.$66.0 million in the three months ended June 30, 2006. In our FPSO business, our operations expenses were U.S.$27.8 million in the three months ended June 30, 2006, down 46.8% from U.S.$52.2 million in the three months ended June 30, 2005. In our SPM business, operations expenses amounted to U.S.$38.3 million in the three months ended June 30, 2006, up 176.3% from U.S.$13.9 million in the three months ended June 30, 2005.

Operations expenses of our FPSO business decreased by U.S.$24.4 million in the three months ended June 30, 2006. U.S.$14.7 million of this decrease was attributable to a decrease of expenses incurred in connection with the installation and completion of a new water injection facility on the Haewene Brim in 2005. In addition, effective November 30, 2005, Talisman took over the role as operator of the Ross Field for the Bleo Holm resulting in a decrease of U.S.$9.0 million in operations expenses. The operations expenses for the Munin also decreased by U.S.$0.7 million in the three months ended June 30, 2006 as a result of Lufeng II Field costs being lower than the Xijiang Field costs.

Operations expenses of our SPM business increased by U.S.$24.4 million during the three months ended June 30, 2006. U.S.$11.0 million of this increase was attributable to additional costs on the Aoka Mizu project caused by delays during contract negotiations. These costs and the reimbursement of such costs were excluded from work in progress and recorded in the income statement. U.S.$13.4 million of the increase was due to a higher level of SPM activities in the three months ended June 30, 2006, compared with the three months ended June 30, 2005. This was mainly due to SPM delivery contracts for the development of buoy mooring systems and turret mooring systems which were awarded late 2005 and early 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to U.S.$3.2 million in the three months ended June 30, 2006, up 5.0% from U.S.$3.1 million in the three months ended June 30, 2005. This increase of U.S.$0.1 million was due to an increase in administrative supporting personnel.

Depreciation of Tangible Fixed Assets

Charges for depreciation of tangible fixed assets amounted to U.S.$26.0 million in the three months ended June 30, 2006, up 30.7% from U.S.$19.9 million in three months ended June 30, 2005. U.S.$6.1 million of this increase was the result of depreciation charges that we recorded in respect of FPSO Jotun A which was acquired on July 1, 2005.

Operating Expenses

Due to the foregoing factors, total operating expenses were U.S.$95.3 million in the three months ended June 30, 2006, up 7.7% from U.S.$88.5 million in the three months ended June 30, 2005.

Operating Income

Due to the foregoing factors, operating income amounted to U.S.$20.6 million in the three months ended June 30, 2006, up 291.5% from U.S.$5.3 million in the three months ended June 30, 2005. Our operating margin increased to 17.8% of our revenues in the three months ended June 30, 2006, compared to 5.6% of our revenues in the three months ended June 30, 2005.

Financial Income and Expense

Net financial expense amounted to U.S.$17.3 million in the three months ended June 30, 2006, down 8.6% from U.S.$18.9 million in the three months ended June 30, 2005.

Our interest expense increased from U.S.$13.1 million in the three months ended June 30, 2005 to U.S.$22.3 million in the three months ended June 30, 2006. U.S.$3.7 million of the U.S.$9.2 million increase was attributable to the financing of the purchase of FPSO Jotun A. U.S.$4.7 million of this increase was attributable to the write off of the fair value of the partially cancelled bond swap and U.S.$0.8 million was attributable to the increase in our debt from U.S.$552.8 million in the three months ended 2005 to U.S.$782.4 million in the three months ended 2006 as a result of the financing of the purchase of FPSO Jotun A and the purchase of the Hanne Knutsen.

Interest income was U.S.$0.6 million in the three months ended June 30, 2006, down 43.3% from U.S.$1.1 million in the three months ended June 30, 2005, due to the release of previously restricted deposits as a result of the cancellation of the tax leases in November 2005.

Currency exchange result resulted in a gain of U.S.$4.4 million in the three months ended June 30, 2006, compared with a loss of U.S.$7.0 million in the three months ended June 30, 2005. U.S.$4.6 million of this increase was attributable to our sterling and euro foreign currency exchange contracts. In the three months ended June 30, 2006, we recognized a U.S.$3.0 million loss on these foreign currency exchange contracts compared to an U.S.$7.6 million loss in the three months ended June 30, 2005. U.S.$6.8 million of this increase was attributable to revaluation of the individual movements of the sterling and euro exchange rates. The movement of the U.S. dollar and the euro exchange rates from €/U.S.$1.2967 in the first quarter of  2005 to €/U.S.$1.2066 in the six months ended June 30, 2005 and from £/U.S.$1.8820 in the first quarter of 2005 to £/U.S.$1.79234 in the six months ended June 30, 2005 resulted in a loss in the three months ended June 30, 2005. This compared to a movement from €/U.S.$1.21020 in the first quarter of 2006 to €/U.S.$1.27070 in the six months ended June 30, 2006 and from £/U.S.$1.73904 in the first quarter of 2006 to £/U.S.$1.83495 in the six months ended June 30, 2006, which resulted in a gain in the three months ended June 30, 2006.

Income before Taxes

Due to the foregoing factors, income before taxes was U.S.$3.3 million in the three months ended June 30, 2006, up 123.8% from a loss before tax of U.S.$13.7 million in the three months ended June 30, 2005. As a percentage of revenues, our income/(loss) before taxes increased from (14.6)% in the three months ended June 30, 2005 to 2.8% in the three months ended June 30, 2006

Income Taxes and Net Income

We recorded U.S.$0.4 million of income tax debits in the three months ended June 30, 2006, down 105.3% from U.S.$7.9 million income tax credits in the three months ended June 30, 2005. These income tax debits/credits consisted of current tax charges of U.S.$0.4 million in the three months ended June 30, 2006, down 20.0% from U.S.$0.5 million in the three months ended June 30, 2005, and deferred tax credits of nil in the three months ended June 30, 2006, down 100.0% from U.S.$8.4 million in the three months ended June 30, 2005. The deferred tax credits were due to the increase of tax loss carry-forwards caused by our internal restructuring. The amount of tax credits that we can deduct depends on, among other things, our aggregate losses and the applicable tax rate. Because of anticipated changes in legislation, which would effect both the corporate tax rate and the tax loss carry forward period, the Company has decided not to further increase the existing deferred tax asset during the three months ended June 30, 2006. After taking into account income tax credits, net income amounted to U.S.$0.3 million in the three months ended June 30, 2006, up 106.1% from a net loss of U.S.$5.7 million in the three months ended June 30, 2005.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash flows generated from our operations and external debt. Our primary uses of cash are to fund working capital, to service indebtedness and to fund investments in new FPSOs. We believe that our working capital is sufficient to satisfy current requirements.

Net Cash Provided by Operating Activities

Net cash provided by operating activities consists of operating income earned from our service agreements and our SPM delivery contracts, adjusted for investments in working capital and non-cash items, such as depreciation and amortization. Working capital is defined as our current assets less our current liabilities. Net cash provided by operating activities was U.S.$34.0 million in the six months ended June 30, 2006 and net cash used in operating activities was U.S.$20.9 million in the six months ended June 30, 2005. This increase in net cash flow provided by operating activities was primarily attributable to the increase in net income. In addition, there was a higher level of SPM activities in the six months ended June 30, 2006, resulting in an increase of the billings in excess of cost and unrealized income. The changes in working capital include movements in work in process, billings in excess of cost and unrealized income, other receivables, other liabilities and accrued expenses, accounts payable and prepaid expenses.

Net Cash (Used in) Investing Activities

Net cash used in investing activities depends primarily on the amount of capital expenditures that we make in connection with the construction, modification or acquisition of FPSOs. Net cash used in investing activities totaled U.S.$142.5 million in the six months ended June 30, 2006 and U.S.$4.2 million in the six months ended June 30, 2005.

The investing activities in the six months ended June 30, 2005 consisted  of U.S.$1.0 million for work performed in connection with building two stock buoys, approximately U.S.$1.0 million related to purchases of equipment for the Uisge Gorm, U.S.$0.2 million related to purchases of equipment for the Munin and U.S.$0.4 million for expenditures on certain office equipment. In addition, during that period, we invested U.S.$2.4 million in the shares of Emerald Energy Resources Ltd. In the six months ended June 30, 2005 we used the release of our restricted deposits of U.S.$0.7 million partly for investment in the shares of Emerald Energy Resources Ltd.

The investing activities during the six month ended June 30, 2006 consisted primarily of U.S.$130.5 million for payments in relation to the purchase of the Hanne Knutsen, a trading vessel which was delivered to Bluewater on June 29, 2006, and U.S.$18.8 million for work performed in connection with the conversion of our existing hull Aoka Mizu into an FPSO. U.S.$1.7 million was also invested for work performed in connection with three stock buoys, U.S.$0.8 million related to purchases of equipment for the Glas Dowr and the Munin and U.S.$0.2 million for expenditures on certain office equipment. In the six month ended June 30, 2006 U.S.$9.5 million of the investment activities are unpaid and therefore deducted from the investing activities in the cash flow.

Net Cash Provided by Financing Activities

Net cash provided by financing activities is primarily driven by our borrowing activities. These cash flows amounted to U.S.$90.0 million in the six months ended June 30, 2006 and U.S.$7.7 million in the six months ended June 30, 2005. Our net indebtedness typically increases while we are modifying, developing or acquiring an FPSO, while our net indebtedness tends to decrease if we are not engaged in those activities. The net cash provided by financing activities in the six months ended June 30, 2006 resulted from approximately U.S.$119.7 million in proceeds from our credit facility, U.S.$23.8 million for the cancellation of the bond swap and U.S.$5.9 million for refinancing of the corporate facility, compared to approximately U.S. $7.7 million in proceeds from our credit facility in the six months ended June 30, 2005. In the six months ended June 30, 2006 we primarily used the proceeds from our credit facility for the purchase of the Hanne Knutsen and for investment in relation to work performed in connection with the conversion of our existing hull Aoka Mizu into a FPSO.

The drawdowns in the six months ended June 30, 2005 were used for a financial investment in the Jotun FPSO. The drawdown on June 30, 2005 is held for deposit and is included in cash and cash equivalents.

Financing Arrangements and Contractual Obligations

As of June 30, 2006, we did not have any short-term bank debt under working capital facilities or our credit facility. We had total long-term bank debt of  U.S.$261.8 million incurred under our credit facility (including the short term portion), a long term bank debt of U.S.$266.1 million in relation of the purchase of the FPSO Jotun A and cash and cash equivalents of U.S.$30.1 million. We also had U.S.$335.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 outstanding and U.S.$152.1 million of indebtedness outstanding under the subordinated Marenco loan.

Credit Facility

On June 29, 2006, the Company refinanced its outstanding debt under the U.S.$600.0 million revolving credit facility with funds drawn under a U.S.$850.0 million syndicated secured reducing the RCF.

The RCF has been used to refinance outstanding amounts under the existing U.S.$600.0 million revolving credit facility, to finance the construction of the FPSO Aoka Mizu, to purchase the Hanne Knutsen, and will be used to upgrade existing FPSOs and for general corporate purposes. The costs incurred in arranging the corporate credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility. The margin, which is currently 0.60%, could increase to a maximum of 0.85% depending on, among other factors, the amount outstanding under the facility. As of June 30, 2006 the interest rate on the corporate credit facility including margin was approximately 5.95%.

The following table presents certain information regarding the expected availability of funding under our credit facility in its current form during the periods indicated.

	Year ending December 31,
	2006	2007	2008	2009	2010
	(in U.S.$ millions)
Facility limit	850	850	764	593	421

Note:

As of June 30, 2006 the maximum available amount based on our current FPSO fleet except for FPSO Jotun was U.S.$790.0 million, being 66.7% of the aggregate fair market at June 30, 2006. U.S.$261.9 has been drawn down on the facility and therefore the remaining borrowing capacity under the RCF is U.S.$528.1 million as of June 30, 2006.

Other Financing Arrangements.

In addition to the credit facility described above, we also have entered into the following financing arrangements.

                  • Long-term loan. On July 1, 2005, the Company entered into a U.S.$175.0 million loan agreement to finance the acquisition of a 55% ownership interest in PR Jotun DA. The loan will amortize to zero over a period of six years and a quarter, by September 2011. Interest equals 0.60% over LIBOR. The non-recourse loan is secured with a mortgage over the FPSO and an assignment of the bareboat charter contract with the Jotun field partners to the lenders.

On July 1, 2005, PR Jotun DA entered into a U.S.$143.2 million loan agreement with SMNAS to finance the acquisition of the FPSO Jotun A. The loan will amortize to zero over a period of six years and a quarter, by September 2011. Interest equals 5%.

                  • 10 1/4% Senior Notes due 2012. In February 2002, we issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. We used the gross proceeds from the issuance to repay approximately U.S.$248.5 million of indebtedness outstanding under our credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. In April 2003, we issued an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through Bluewater Finance Limited, at a price of 100.5% of the aggregate principal amount thereof plus accrued interest from and including February 15, 2003 to but excluding the issue date. We used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003 to but excluding the issue date, to repay approximately U.S.$73.4 million of indebtedness outstanding under our credit facility and to pay an estimated U.S.$2.0 million of costs relating to the issuance. The 10 1/4% Senior Notes due 2012 have been fully and unconditionally guaranteed, on a joint and several basis, by our other group companies.

                  • Subordinated Marenco Loan. We have borrowings outstanding under a loan from Marenco Investments Limited, our affiliate, that is fully subordinated to both our credit facility and the guarantees of our 10 1/4% Senior Notes due 2012. As of June 30, 2006, the total amount of this loan

(including accrued interest) was U.S.$152.1 million. Interest is payable at a rate of 7.0% per annum; however, cash interest payments on the loan can be made only in accordance with the provisions of our credit facility and the restricted payment provisions of the indenture for our 10 1/4% Senior Notes due 2012. In the six months ended June 30, 2006 and in the three months ended June 30, 2006, we accrued approximately U.S.$5.1 million and U.S.$2.6 million, respectively, of interest on the loan.

                  • Guarantee Facilities. We are party to a U.S.$10.0 million guarantee facility with Lloyds TSB, a U.S.$20.0 million performance guarantee facility with ABN-AMRO Bank, a €20.0 million (U.S.$25.4 million) performance guarantee facility with Nationale Borg and a U.S.$20 million guarantee facility with ING. The facilities enable us to give bank guarantees to our suppliers. As of June 30, 2006, we had U.S.$33.1 million outstanding under our guarantee facilities.

Capital Expenditures

From time to time, we are required to make capital expenditures in respect of our FPSOs and our SPM development projects. In the six months ended June 30, 2005 our capital expenditures consisted primarily of work performed in connection with building two stock buoys and capital equipment on the Uisge Gorm. The investment during the six months ended June 30, 2006 consisted primarily of payments in relation to the purchase of the Hanne Knutsen, a trading vessel which has been delivered to Bluewater on June 29, 2006, work performed in connection with the conversion of our existing hull Aoka Mizu into an FPSO, work performed in connection with three stock buoys, capital equipment on the Glas Dowr and the Uisge Gorm and expenditures on certain office equipment.

Our future capital expenditures will depend primarily on the projects that we undertake.

Research and Development

We have focused our research and development activities on technology that is integral to our FPSO and SPM businesses. We have an in-house design and engineering team consisting of engineers trained in a number of disciplines. We also access new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities or by participating in joint industry programs. While the market for our products and services is subject to continual technological change, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of a number of inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines. Our research and development activity has led to a number of patents or patent applications, principally in the area of SPM systems. During the six months ended June 30, 2006 and the three months ended June 30, 2006, our research and development expenditures were approximately U.S.$0.4 million and U.S.$0.2 million, respectively compared to U.S.$0.2 million and U.S.$0.1 million during the six months ended June 30, 2005 and the three months ended June 30, 2005 respectively.

Off-balance Sheet Arrangements

We are not a party to any material off-balance sheet financial arrangements.

Tabular Disclosure of Contractual Obligations

The following table presents the scheduled maturities of our contractual obligations including estimated interest expenses, assuming that any available rollover provisions were inapplicable, as of June 30, 2006.

	Total	1 year	1-3 years	3-5 years	>5 years
	Payments due by Period (in U.S.$ thousands)
Long-term debt obligations	1,227,977	112,907	211,403	215,069	688,598
Long-term loan, related party	260,277	—	—	—	260,277
Operating lease obligations	18,962	2,016	4,560	4,262	8,124
Total	1,507,216	114,923	215,963	219,331	956,999

Quantitative and Qualitative Exposure to Market Risk

In the ordinary course of our business, we are exposed to a variety of market risks arising from fluctuations in interest rates and foreign currency exchange rates but generally are not exposed under our service agreements to any material risks relating to the price of oil. To manage the market risks to which we are exposed, we enter into market sensitive instruments based on internal policies and guidelines that are designed to mitigate our exposure to any adverse effects of changes in market conditions. We do not enter into market sensitive instruments for trading or speculative purposes. While we do not anticipate that the use of market sensitive instruments will have a material adverse effect on our consolidated financial position, results of operation or prospects, we cannot guarantee that our mitigation strategy will continue to be effective.

Interest Rate Sensitivity

The majority of our indebtedness consists of advances under our credit facility and our outstanding 10 1/4% Senior Notes due 2012. We expect that in the future we will continue to have significant indebtedness under our revolving credit facility and that our 10 1/4% Senior Notes due 2012 will continue to be outstanding. Advances under the credit facility bear interest at rates typically expressed as a margin over the appropriate interbank rate. Under the documentation of the credit facility, we are required at any time to hedge the interest rate risk on at least 60% of the outstanding amount.

To reduce the interest expense relating to our 10 1/4% Senior Notes due 2012, we entered into a fixed-to-floating interest rate swap transaction that enabled us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we received payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.

As of July 17, 2003, the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enabled the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, the Company received payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction, the Company would incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. The Company paid U.S.$6.9 million on November 4, 2005 which represented its net cost from the partial cancellation of the swap transaction. The Company has deferred this cost which will be debited to the statement of income over the remaining duration of the 10 1/4% Senior Notes due 2012.

On April 21, 2006, the Company cancelled the remainder of the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012, which was already partially cancelled for the period from August 15, 2005 to August 15, 2007.

To limit the interest exposure after July 3, 2006 on the long-term bank loan entered into on July 1, 2005 for financing of the acquisition of the 55% ownership interest in PR Jotun DA, the Company purchased an interest rate cap. This interest rate cap has a strike rate of 4.4%, limiting the maximum interest costs including margin to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan.

The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations that were outstanding as of December 31, 2005 and as of June 30, 2006. For debt obligations, the tables present our principal cash flows and related weighted average interest rates by expected maturity dates under our existing debt arrangements. For interest rate swaps, the tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the swap. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollars, which is our reporting currency. The instrument’s actual cash flows are also denominated in U.S. dollars.

	Expected Maturity Date as of December 31,
Liabilities	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(in thousands U.S.$ equivalents)
Long-Term Debt
Fixed rate debt	—	—	—	—	—	147,031	147,031	147,193
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	—	—
Variable rate debt(1)	—	—	—	—	335,000	335,000	360,125
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—
Variable rate debt(2)	—	—	—	36,854	80,000	—	116,854	—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—	—
Variable rate debt(3)	28,664	28,105	27,577	28,931	28,387	18,676	160,340	—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—
Fixed rate debt(4)	23,452	22,995	22,563	23,671	23,225	15,282	131,188	—
Average interest rate	5%	5%	5%	5%	5%	5%	—	—
Interest Rate Swaps
Variable to Fixed	7,006	—	—	—	—	—	7,006	(11)
Average pay rate	3.463%	—	—	—	—	—	—	—
Average receive rate	LIBOR	—	—	—	—	—	—	—
Variable cap	14,695	27,885	27,706	28,946	44,637	—	143,869	—
Average pay rate	4.4%	4.4%	4.4%	4.4%	4.4%	—	—	—
Average receive rate	LIBOR	LIBOR	LIBOR	LIBOR	LIBOR	—	—	—

Notes:

(1)           Represents indebtedness in respect of our 10 1/4% Senior Notes due 2012, which are the subject of a fixed-to-floating rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the current swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%. After the partial cancellation on November 4, 2005 the remainder part was cancelled on April 21, 2006. While we recorded U.S.$306.8 million of indebtedness under the 10 1/4% Senior Notes due 2012 as of December 31, 2005, U.S.$335.0 million is payable upon maturity.

(2)             Represents indebtedness under our credit facility. Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 1.30% to 1.70% depending on certain factors and is currently set at 1.40%.

(3)             Represents indebtedness of the Company under our Jotun loan agreement. Interest is payable at a rate that is equal to a specified margin over a monthly average of LIBOR for one month (or shorter applicable period). The margin is currently set at 0.60%.

(4)             Represents indebtedness of PR Jotun DA to Standard Marine Nordsjo AS SMNAS. Interest is payable at a rate of 5%.

35

	Expected Maturity Date as of June 30,
Liabilities	2006	2007	2008	2009	2010	Thereafter	Total		Fair Value
	(in thousands of U.S.$ equivalents)
Long-Term Debt
Fixed rate debt	—	—	—	—	—	152,135	152,135		142,171
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	—		—
Variable rate debt(1)	—	—	—	—	—	335,000 (1)	335,000	(1)	341,700
Average interest rate	10.25%	10.25%	10.25%	10.25%	10.25%	10.25%	—		—
Variable rate debt(2)	—	—	—	—	11,848	250,000	261,848		—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M
Variable rate debt(3)	29,396	26,887	28,207	29,670	27,100	5,068	146,328		—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—		—
Fixed rate debt(4)	24,051	21,998	23,078	24,276	22,173	4,147	119,723		—
Average interest rate	5%	5%	5%	5%	5%	5%	—		—
Interest Rate Swaps
Variable cap	14,695	27,885	27,706	28,946	44,637	—	143,869		—
Average pay rate	4.4%	4.4%	4.4%	4.4%	4.4%	—	—		—
Average receive rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—		—

Notes:

(1)             While indebtedness in respect of our 10 1/4% Senior Notes due 2012 amounted to U.S.$308.0 million as of June  30, 2006, the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 is payable upon maturity. Interest is payable at a rate that is equal to 10.25%.

(2)             Represents indebtedness under our credit facility. Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 0.60% to 0.850% depending on certain factors and is currently set at 0.60%

(3)             Represents indebtedness of the Company under our Jotun loan agreement. Interest is payable at a rate that is equal to a specified margin over a monthly average of LIBOR for one month (or shorter applicable period). The margin is currently set at 0.60%.

(4)           Represents indebtedness of PR Jotun DA to SMNAS. Interest is payable at a rate of 5%.

Exchange Rate Sensitivity

Our revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling and euro. In the six months ended June 30, 2006 and in the three months ended June 30, 2006, approximately £9.6 million (U.S.$17.7 million) and approximately £4.2 million (U.S.$7.7 million), respectively, of our total revenues were denominated in sterling. Our expenses are denominated primarily in U.S. dollars and to a lesser degree, euro, sterling and rand. We are exposed to fluctuations in foreign currency exchange rates, because a portion of our expenses and financial indebtedness is denominated in currencies that are different from our revenues. The Company’s policy is to match, through our FPSO service agreements, the revenues in a particular currency with its operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. The Company also matches its indebtedness denominated in U.S. dollars with its revenues denominated in U.S. dollars. The Company purchases foreign currency exchange contracts from financial institutions to the extent of any residual exposure. The Company manages its outstanding currency exposure on a regular basis and nets these exposures across its operations as a group. Gains and losses related to specific currency transactions are recognized as part of its income from financing activities.

In the years 2005 and 2006 the Company entered into foreign currency exchange contracts in relation to projects to hedge against the risk of fluctuations in foreign currency exchange rates for expenditures in currencies other than the project currency. The Company has designated certain foreign currency exchange contracts as cash flow hedges. For such contracts designated and that qualify as cash flow hedges, gains and losses related to project specific currency transactions are recognized as part of our accumulated other comprehensive income/(loss).

The total contract/notional amount and the value of our foreign currency exchange contracts as of June 30, 2006 are as follows:

	Expected Maturity Date As of June 30, 2006
	Total	Fair Value
	(in U.S.$ thousands)
Forward Exchange Agreements
(Receive €/Pay U.S.$)
Aggregate Amount	155,191	(962)
(Receive NOK/Pay U.S.$)
Aggregate Amount	2,998	(122)
(Receive SGD/Pay U.S.$)
Aggregate Amount	29,748	(554)
(Receive JPY/Pay U.S.$)
Aggregate Amount	1,445	(1)
(Receive ZAR/Pay U.S.$)
Aggregate Amount	2,863	(28)
(Receive £/Pay U.S.$)
Aggregate Amount	21,616	322
	213,861	(1,345)

These foreign currency exchange contracts mature on various dates through 2006 and 2007 and are included at fair value in the other receivables for U.S.$0.4 million and in the other liabilities and accrued expenses for U.S.$1.7 million.

The total contract/notional amount and the value of our foreign currency exchange contracts as of June 30, 2006 accounted for as cash flow hedges under FAS 133 are as follows:

	Expected Maturity Date As of June 30, 2006
	Total	Fair Value
	(in U.S.$ thousands)
Forward Exchange Agreements
(Receive €/Pay U.S.$)
Aggregate Amount	118,722	(966)
(Receive NOK/Pay U.S.$)
Aggregate Amount	2,678	(125)
(Receive SGD/Pay U.S.$)
Aggregate Amount	29,748	(554)
(Receive JPY/Pay U.S.$)
Aggregate Amount	1,445	(1)
(Receive £/Pay U.S.$)
Aggregate Amount	8,771	(31)
	161,364	(1,677)

DISCLOSURE CONTROLS AND PROCEDURES

The information included in this section concerns the evaluation of disclosure controls and procedures and internal controls referred to in the Certifications included in our annual report for the year ended December 31, 2005 under “Certifications”. This information should be read in conjunction with the statements set forth in the “Certifications” for a more complete understanding of the topics presented.

Controls Evaluation and Related Certifications

As of the six months ended June 30, 2006, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls are procedures designed to ensure that information is accumulated, recorded, processed, summarized and communicated to our management, including Mr. Hugo Heerema (our principal executive officer) and Mr. Kees Voormolen (our principal financial officer), in a manner that enables our management to make timely decisions regarding required disclosures and to ensure that our annual reports and other filings with the Securities and Exchange Commission are filed within required time periods. In connection with this evaluation, we also reviewed our internal controls, because we believe that those controls are important to the efficacy of our disclosure controls and procedures. Internal controls are procedures designed to provide reasonable assurance that our transactions are properly authorized, our assets are safeguarded against unauthorized or improper use and our transactions are properly recorded and reported, in each case to permit the preparation of our financial statements in conformity with U.S. GAAP.

Definition of Disclosure Controls and Scope of Controls Evaluation

The establishment and evaluation of our disclosure controls and procedures and our internal controls was performed under the supervision and with the participation of our managing directors and executive officers, including Mr. Heerema and Mr. Voormolen, and included a review of the controls’ objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in this interim report. In the course of evaluation, we sought to identify data errors, problems with our controls and procedures and acts of fraud, if any, and to confirm, if necessary, that any appropriate corrective actions, including process improvements, were being undertaken. Our finance administration has, with the assistance of other members of our management, begun conducting this evaluation on a regular basis.

Limitations on the Effectiveness of Controls

In connection with our evaluation, we sought, among other things, to determine whether there were any “significant deficiencies” or “material weaknesses” in our internal controls and whether there were any identifiable acts of fraud involving personnel with a significant role in our internal controls. We believe that these inquiries are important to conducting a proper evaluation. They are also essential for enabling our principal executive officer and our principal financial officer to report any deficiencies to our independent registered public accounting firm and our managing directors. In professional auditing literature, “significant deficiencies” are referred to as “reportable conditions,” which are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in our consolidated financial statements. Auditing literature defines “material weakness” as a particularly serious reportable condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and the risk that such misstatements would not be detected within a timely period by employees in the normal course of performing their assigned functions. We also sought to identify other control issues in connection with our evaluation and to consider whether it is necessary to make any revision, improvement or correction to our procedures.

Conclusions

Based upon our evaluation, Mr. Heerema and Mr. Voormolen have concluded that our disclosure controls are effective to ensure that material information relating to us is made known to management, including Mr. Heerema and Mr. Voormolen, particularly during the period when our filings with the Securities and Exchange Commission are being prepared, and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in all material respects in conformity with U.S. GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURELIA ENERGY N.V.
(Registrant)
By:	/s/ Gregory E. Elias
Fortis Intertrust (Curaçao) N.V., Represented by Gregory E. Elias Managing Director
By:	/s/ Violeta Haseth-Portillo
Represented by Violeta Haseth-Portillo Attorney-in-Fact A

Date: August 16, 2006